January 13, 2021

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Todd K. Schiffman

Re:	Group Nine Acquisition Corp.

Form S-1 Registration Statement

File No. 333-251560

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Group Nine Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on January 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 200 copies of the Preliminary Prospectus dated January 11, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
CODE ADVISORS LLC
As representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Mark J. Zanoli
Name: Mark J. Zanoli
Title: Vice Chairman

CODE ADVISORS LLC

By:	/s/ Will Hawthorne
Name: Will Hawthorne
Title: Partner

[Signature Page to Acceleration Request Letter]